A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, New York 10022

January 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios, Office of Energy & Transportation
Irene Barberena-Meissner, Office of Energy & Transportation

Re:	Atlas Critical Minerals Corporation
Registration Statement on Form F-1
Registration No. 333-290242

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P./Alliance Global Partners, as Lead Managing Underwriter, hereby joins Atlas Critical Minerals Corporation (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1 (Registration No. 333-290242) (the “Registration Statement”), to become effective as of 5:00 p.m., Eastern Time, on Thursday, January 8, 2026, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter or dealer who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “E-red” copies, of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned is aware of its obligations under, and confirms that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director